COMPENSATION RECOVERY POLICY	English
Owner: Senior Vice President, General Counsel and Secretary	Last Review 2023.12.01
Department: Legal

POLICY

This Policy sets forth the action(s) to be taken by the Committee or the Board of Hubbell to recover Erroneously Awarded Compensation from Executive Officers.

SCOPE

This Policy shall apply to all Incentive-Based Compensation Received after the Effective Date by a person:

a.After beginning service as an Executive Officer;

b.Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

c.While Hubbell has a class of securities listed on a national securities exchange or a national securities association; and

d.During the three completed fiscal years immediately preceding the date that Hubbell is required to prepare an accounting restatement as described in Section 1 of the “Procedure” below. In addition to these last three completed fiscal years, this Policy shall apply to any transition period (that results from a change in Hubbell’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of Hubbell’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. Hubbell’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed.

PURPOSE

This Policy sets forth the terms on which Hubbell may recover Erroneously Awarded Compensation to its Executive Officers. This Policy is intended to comply with Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

PROCEDURE

1.Mandatory Recoupment of Erroneously Awarded Compensation. Hubbell shall recover reasonably promptly the amount of Incentive-Based Compensation erroneously awarded to any current or former Executive Officer in the event that Hubbell is required to prepare an accounting restatement due to Hubbell’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

a.Date of Accounting Restatement. The date that Hubbell is required to prepare an accounting restatement as described in the first paragraph of this Procedure is the earlier to occur of:

i.the date on which the Board, a committee thereof or Hubbell’s officer(s) authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that Hubbell is required to prepare an accounting restatement as described in the first paragraph of this Procedure; and

ii.the date a court, regulator or other legally authorized body directs Hubbell to prepare an accounting restatement as described in the first paragraph of this Procedure.

b.Amount Subject to Recovery. The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (ii) Hubbell shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

c.Impracticability of Recovery. Hubbell shall recover Erroneously Awarded Compensation in compliance with this Policy except to the extent that the conditions of clauses (i), (ii) or (iii) of this paragraph are met, and the Committee (or in the absence thereof, a majority of the independent directors serving on the Board) has made a determination that recovery would be impracticable.

i.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, Hubbell shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

ii.Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, Hubbell shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and shall provide such opinion to the Exchange.

iii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Hubbell, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

d.Prohibition on Indemnification. Hubbell shall not indemnify any current Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation.

e.Method of Recovery. The Committee shall determine, in its sole and exclusive discretion, the method or methods for recovering any Erroneously Awarded Compensation, which methods need not be the same, or applied in the same manner, to each Executive Officer, provided that any such method shall provide for reasonably prompt recovery and otherwise comply with any requirements of the Exchange.

2.Disclosure. Hubbell shall file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable rules of the SEC. Without limiting the generality of the foregoing, Hubbell shall file the disclosures set forth below.

a.Publication of this Policy. Hubbell shall file a copy of this Policy as an exhibit to its annual report on Form 10-K.

b.Annual Report Check Mark. Hubbell shall indicate by check mark on the cover page to its annual report on Form 10-K: (i) whether the financial statements of Hubbell included in the filing reflect the correction of an error to previously issued financial statements; and (ii) whether any of those error corrections are restatements that required a recovery analysis of Incentive-Based Compensation pursuant to this Policy.

c.Disclosure of Action to Recover Erroneously Awarded Compensation. Hubbell shall make the disclosures set forth below in proxy or information statements that call for disclosure pursuant to Item 402 of SEC Regulation S-K and its annual report on Form 10-K.

i.If at any time during or after the last completed fiscal year Hubbell was required to prepare an accounting restatement that required recovery of Erroneously Awarded Compensation pursuant to this Policy, or there was an outstanding balance as of the end of the last completed fiscal year of Erroneously Awarded Compensation to be recovered from the application of this Policy to a prior restatement, Hubbell shall provide the following information:

A.For each restatement:

1.The date on which Hubbell was required to prepare an accounting restatement;

2.The aggregate dollar amount of Erroneously Awarded Compensation attributable to such accounting restatement, including an analysis of how the amount was calculated;

3.If the Financial Reporting Measure related to a stock price or total shareholder return metric, the estimates that were used in determining the Erroneously Awarded Compensation attributable to such accounting restatement and an explanation of the methodology used for such estimates;

4.The aggregate dollar amount of Erroneously Awarded Compensation that remains outstanding at the end of the last completed fiscal year; and

5.If the aggregate dollar amount of Erroneously Awarded Compensation has not yet been determined, disclosure of this fact, an explanation of the reason(s) and disclosure of the information required in the foregoing clauses (2(c)(i)(A)(1) through (2(c)(i)(A)(4)) in the next filing that is required to include disclosure pursuant to Item 402 of SEC Regulation S-K;

B.If recovery would be impracticable pursuant to Section 1(c), for each current and former named executive officer and for all other current and former Executive Officers as a group, disclose the amount of recovery forgone and a brief description of the reason Hubbell decided in each case not to pursue recovery; and

C.For each current and former named Executive Officer from whom, as of the end of the last completed fiscal year, Erroneously Awarded Compensation had been outstanding for 180 days or longer since the date Hubbell determined the amount the individual owed, disclose the dollar amount of outstanding erroneously awarded compensation due from each such individual.

ii.    If at any time during or after its last completed fiscal year Hubbell was required to prepare an accounting restatement, and Hubbell concluded that recovery of Erroneously Awarded Compensation was not required pursuant to this Policy, a brief explanation of why application of this Policy resulted in this conclusion.

ADMINISTRATION

Roles and Responsibilities.

a.Authority of Committee. This Policy shall be administered and interpreted by the Committee in accordance with Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act and other applicable Federal securities laws and regulations. Except as limited by applicable law, and subject to the provisions of this Policy, the Committee shall have full power, authority and sole and exclusive discretion to construe, interpret and administer this Policy, and to delegate its authority pursuant to this Policy. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations and guidelines for carrying out this Policy and to amend this Policy, in each case, as it may deem necessary or proper. Subject to Section 1(c) of the Procedure, this Policy also may be administered by the Board, and references in this Policy to the “Committee” shall be understood to refer to the full Board when this Policy is being administered by the Board.

b.Decisions Binding. In making any determination or in taking or not taking any action under this Policy, the Committee may obtain and rely on the advice of experts, including employees of, and professional advisors to, Hubbell. Any action taken by, or inaction of, the Committee or its delegates relating to or pursuant to this Policy shall be within the absolute discretion of the Committee or its delegates. Such action or inaction of the Committee or its delegates shall be conclusive and binding on Hubbell and any current or former Executive Officer affected by such action or inaction.

c.Policy Not Exclusive. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery, recoupment, forfeiture or offset that may be available to Hubbell pursuant to the terms of any other applicable Hubbell policy, compensation or benefit plan, agreement or arrangement or other agreement or applicable law; provided, however, that there shall be no duplication of recovery of the same compensation.

d.Effective Date. This Policy shall take effect on the Effective Date and shall replace the Hubbell Incorporated Compensation Recovery Policy, dated August 15, 2019 in its entirety.

Monitoring, Evaluation and Review. This Policy shall be reviewed at least one (1) time every three years or earlier as required by applicable laws or regulations.

Exceptions. None.

ACCOUNTING AND DISCLOSURE

The Company will adhere to applicable accounting and disclosure requirements, or any actions taken by the Committee or Board as set forth in this Policy as prescribed by law.

REPORTING

None.

DEFINITIONS

Unless the context otherwise requires, all terms used in this Policy shall have meanings ascribed to them in the Exchange Act and the rules and regulations thereunder. In addition, unless the context otherwise requires, the following definitions shall apply for purposes of this Policy:

a.Board — means the Board of Directors of Hubbell.

b.Committee — means the Compensation Committee of the Board, unless the context requires otherwise.

c.Effective Date — means December 1, 2023.

d.Exchange — means the New York Stock Exchange.

e.Exchange Act — means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

f.Erroneously Awarded Compensation — has the meaning set forth in Section 1(b) of the “Procedure.”

g.Executive Officer — means Hubbell’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of Hubbell in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for Hubbell. Executive officers of Hubbell’s parent(s) or subsidiaries are deemed Executive Officers of Hubbell if they perform such policy making functions for Hubbell.

h.Financial Reporting Measures — means measures that are determined and presented in accordance with the accounting principles used in preparing Hubbell’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures.

i.Hubbell — means Hubbell Incorporated, a Connecticut corporation, and its subsidiaries and any successor to such corporation.

j.Incentive-Based Compensation — means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

k.NYSE — means the New York Stock Exchange.

l.Policy — means this Hubbell Incorporated Compensation Recovery Policy, as in effect from time to time.

m.Received — Incentive-Based Compensation is deemed received in Hubbell’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

n.SEC — means the U.S. Securities and Exchange Commission.

RELATED DOCUMENTS (Policies, Guidelines, Standards)
None.